UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Alimera Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

016259202

(CUSIP Number)

Adam Morgan

Velan Capital Investment Management LP

1055b Powers Place

Alpharetta, Georgia 30009

(646) 844-0030

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259202

1	NAME OF REPORTING PERSON

Velan Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		748,838 (including 491,085 Shares underlying Warrants)*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

748,838 (including 491,085 Shares underlying Warrants)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

748,838 (including 491,085 Shares underlying Warrants)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%*
14	TYPE OF REPORTING PERSON

PN

* The Warrants (as defined in Item 4) are not exercisable until the Warrant Exercise Date (as defined in Item 4). In addition, once exercisable, the exercise of the Warrants is subject to the Ownership Limitation (as defined in Item 4). If exercisable on the date hereof, 491,085 Shares would be issuable upon exercise of Warrants giving effect to the Ownership Limitation.

2

CUSIP No. 016259202

1	NAME OF REPORTING PERSON

Velan Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		748,838 (including 491,085 Shares underlying Warrants)*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

748,838 (including 491,085 Shares underlying Warrants)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

748,838 (including 491,085 Shares underlying Warrants)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%*
14	TYPE OF REPORTING PERSON

OO

* The Warrants (as defined in Item 4) are not exercisable until the Warrant Exercise Date (as defined in Item 4). In addition, once exercisable, the exercise of the Warrants is subject to the Ownership Limitation (as defined in Item 4). If exercisable on the date hereof, 491,085 Shares would be issuable upon exercise of Warrants giving effect to the Ownership Limitation.

3

CUSIP No. 016259202

1	NAME OF REPORTING PERSON

Velan Capital Investment Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		748,838 (including 491,085 Shares underlying Warrants)*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

748,838 (including 491,085 Shares underlying Warrants)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

748,838 (including 491,085 Shares underlying Warrants)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%*
14	TYPE OF REPORTING PERSON

PN

* The Warrants (as defined in Item 4) are not exercisable until the Warrant Exercise Date (as defined in Item 4). In addition, once exercisable, the exercise of the Warrants is subject to the Ownership Limitation (as defined in Item 4). If exercisable on the date hereof, 491,085 Shares would be issuable upon exercise of Warrants giving effect to the Ownership Limitation.

4

CUSIP No. 016259202

1	NAME OF REPORTING PERSON

Velan Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		748,838 (including 491,085 Shares underlying Warrants)*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

748,838 (including 491,085 Shares underlying Warrants)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

748,838 (including 491,085 Shares underlying Warrants)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%*
14	TYPE OF REPORTING PERSON

OO

* The Warrants (as defined in Item 4) are not exercisable until the Warrant Exercise Date (as defined in Item 4). In addition, once exercisable, the exercise of the Warrants is subject to the Ownership Limitation (as defined in Item 4). If exercisable on the date hereof, 491,085 Shares would be issuable upon exercise of Warrants giving effect to the Ownership Limitation.

5

CUSIP No. 016259202

1	NAME OF REPORTING PERSON

Adam Morgan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		912
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		748,838 (including 491,085 Shares underlying Warrants)*
PERSON WITH	9	SOLE DISPOSITIVE POWER

912
	10	SHARED DISPOSITIVE POWER

748,838 (including 491,085 Shares underlying Warrants)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

749,750 (including 491,085 Shares underlying Warrants)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*
14	TYPE OF REPORTING PERSON

IN

* The Warrants (as defined in Item 4) are not exercisable until the Warrant Exercise Date (as defined in Item 4). In addition, once exercisable, the exercise of the Warrants is subject to the Ownership Limitation (as defined in Item 4). If exercisable on the date hereof, 491,085 Shares would be issuable upon exercise of Warrants giving effect to the Ownership Limitation.

6

CUSIP No. 016259202

1	NAME OF REPORTING PERSON

Balaji Venkataraman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		748,838 (including 491,085 Shares underlying Warrants)*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

748,838 (including 491,085 Shares underlying Warrants)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

748,838 (including 491,085 Shares underlying Warrants)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%*
14	TYPE OF REPORTING PERSON

IN

* The Warrants (as defined in Item 4) are not exercisable until the Warrant Exercise Date (as defined in Item 4). In addition, once exercisable, the exercise of the Warrants is subject to the Ownership Limitation (as defined in Item 4). If exercisable on the date hereof, 491,085 Shares would be issuable upon exercise of Warrants giving effect to the Ownership Limitation.

7

CUSIP No. 016259202

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the "Shares"), of Alimera Sciences, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 6310 Town Square, Suite 400, Alpharetta, Georgia 30005.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Velan Capital Master Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands (“Velan Master”), with respect to the Shares directly and beneficially owned by it;
(ii)	Velan Capital Holdings LLC, a Delaware limited liability company (“Velan GP”), as the general partner of Velan Master;
(iii)	Velan Capital Investment Management LP, a Delaware limited partnership (“Velan Capital”), as the investment manager of Velan Master;
(iv)	Velan Capital Management LLC, a Delaware limited liability company (“Velan IM GP”), as the general partner of Velan Capital;
(v)	Adam Morgan, as a Managing Member of each of Velan GP and Velan IM GP; and
(vi)	Balaji Venkataraman, as a Managing Member of each of Velan GP and Velan IM GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Due to certain terms of the PIPE Transaction (as defined below), it may be possible that the Reporting Persons and Caligan (as defined below, and together with certain of its affiliates, “Caligan Partners”) may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Caligan Partners has separately filed a Schedule 13D reporting its beneficial ownership of Shares. The Reporting Persons expressly disclaim beneficial ownership of the Shares beneficially owned by Caligan Partners.

(b)       The address of the principal office of Velan Master is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. The address of the principal office of each of Velan GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman is 1055b Powers Place, Alpharetta, Georgia 30009.

(c)       The principal business of Velan Master is investing in securities. The principal business of Velan GP is serving as the general partner of Velan Master. The principal business of Velan Capital is serving as the investment manager of Velan Master. The principal business of Velan IM GP is serving as the general partner of Velan Capital. Mr. Morgan is the Chief Investment Officer of Velan Capital and serves as a Managing Member of each of Velan GP and Velan IM GP. Mr. Morgan also serves as a director of the Issuer. Mr. Venkataraman is an investor in the specialty pharmaceutical industry and serves as a Managing Member of each of Velan GP and Velan IM GP.

8

CUSIP No. 016259202

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Velan Master is organized under the laws of the Cayman Islands. Velan GP, Velan Capital and Velan IM GP are organized under the laws of the State of Delaware. Messrs. Morgan and Venkataraman are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by Velan Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 257,753 Shares directly owned by Velan Master is approximately $1,316,320, including brokerage commissions.

As further described in Item 4 below, pursuant to the Purchase Agreement (as defined below), at the Tranche 1 Closing (as defined below) Velan Master purchased 6,000 shares of Series B Preferred (as defined below) and Warrants (as defined below) to purchase 2,857,143 Shares for $6,000,000.

Mr. Morgan has been awarded options to purchase 1,825 Shares in his capacity as a director of the Issuer, which vest monthly and become exercisable in equal monthly installments beginning on April 12, 2023 and ending on July 12, 2023.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 24, 2023, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with (i) Velan Master and (ii) Caligan Partners Master Fund LP and certain accounts managed by Caligan Partners LP (together, “Caligan” and together with Velan Master, the “Investors”), pursuant to which the Issuer agreed to issue and sell to the Investors, in a private placement (the “PIPE Transaction”), up to 27,000 shares of the Issuer’s newly designated Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred”) and warrants (the “Warrants”) to purchase up to 5,714,286 Shares, for an aggregate purchase price of up to $27 million in two tranches, in each case, subject to the terms and conditions set forth in the Purchase Agreement. On March 24, 2023, the Issuer issued and sold an aggregate of 12,000 shares of Series B Preferred at a per-share purchase price of $1,000 (the “Stated Value”) and the Warrants to the Investors for aggregate gross proceeds of $12 million (the “Tranche 1 Closing”). Velan Master purchased an aggregate of 6,000 shares of Series B Preferred and Warrants to purchase up to an aggregate of 2,857,143 Shares.

9

CUSIP No. 016259202

At the closing of the second tranche (the “Tranche 2 Closing”), the Issuer will issue and sell an aggregate of 15,000 shares of Series B Preferred at a per-share purchase price equal to the Stated Value to the Investors for aggregate gross proceeds of $15 million. The Tranche 2 Closing will only occur upon the mutual agreement of the Issuer and the holders of a majority of the outstanding Series B Preferred; provided that the Tranche 2 Closing shall occur no later than December 31, 2023, if at all. If Stockholder Approval (as defined below) is obtained prior to the Tranche 2 Closing, the securities issued and sold at the Tranche 2 Closing will be Shares rather than shares of Series B Preferred.

The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series B Preferred are set forth in the Certificate of Designation of Series B Convertible Preferred Stock (the “Certificate of Designation”). The Issuer intends to hold a meeting of its stockholders to approve the issuance of Shares upon conversion of the Series B Preferred and exercise of the Warrants in excess of the Change of Control Cap and the Exchange Cap, each as defined and described below (such meeting, the “Stockholder Meeting” and such approval, the “Stockholder Approval”). The initial conversion price of the shares of Series B Preferred issued at the Tranche 1 Closing is $2.10, subject to customary adjustment, including anti-dilution adjustment (the “Tranche 1 Conversion Price”).

Prior to the conclusion of the Stockholder Meeting, the Series B Preferred is not convertible into Shares or any other security of the Issuer. If Stockholder Approval is obtained, the Issuer will designate a business day no later than ten business days following such vote as the date for the conversion (the “Mandatory Conversion”) of all, but not less than all, of the outstanding Series B Preferred into Shares, upon which such Mandatory Conversion will occur automatically. If Stockholder Approval is not obtained at the Stockholder Meeting, following conclusion of such meeting, each share of Series B Preferred shall be convertible, at the option of the holder (an “Optional Conversion”), into Shares; provided such conversion cannot exceed the Change of Control Cap, the Exchange Cap and the Ownership Limitation (each as defined below).

The shares of Series B Preferred issued at the Tranche 2 Closing will be convertible into Shares at an initial conversion price equal to the 30-day preceding volume-weighted average price of the Shares on The Nasdaq Stock Market (“Nasdaq”), but in any event (i) no less than eighty percent (80%) of the Tranche 1 Conversion Price per share nor (ii) greater than two-times the Tranche 1 Conversion Price per share. In each case, the conversion price of the Series B Preferred is subject to certain customary adjustments, including a weighted average anti-dilution adjustment.

Unless and until Stockholder Approval is obtained, the Series B Preferred will not be convertible into Shares to the extent that such conversion would cause (i) the aggregate number of Shares that would be issued pursuant to the Purchase Agreement and the transactions contemplated thereby to exceed 1,401,901 (19.99% of the voting power or number of Shares, issued and outstanding immediately prior to the execution of the Purchase Agreement), which number will be reduced, on a share-for-share basis, by the number of Shares issued or issuable pursuant to any transactions that may be aggregated with the transactions contemplated by the Purchase Agreement under applicable Nasdaq rules (the “Exchange Cap”); or (ii) the aggregate number of Shares that would be issued pursuant to such conversion, when aggregated with any Shares then beneficially owned by the holder (or group of holders required to be aggregated) of such Shares, would result in (a) a “change of control” of the Issuer under applicable Nasdaq listing rules (the “Change of Control Cap”) or (b) such holder or a “person” or “group” to beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to the issuance of Shares issuable upon such conversion (the “Ownership Limitation”); provided, that a holder of Series B Preferred, upon notice to the Issuer, may increase or decrease the Ownership Limitation, effective sixty-one (61) days following such notice so long as the Ownership Limitation in no event exceeds 9.99% of the Shares outstanding immediately after giving effect to the issuance of Shares issuable upon such conversion, the Exchange Cap or the Change of Control Cap immediately after giving effect to the issuance of Shares upon conversion of the Series B Preferred held by the holder.

10

CUSIP No. 016259202

Except as otherwise set forth in the Certificate of Designation, following the Stockholder Meeting, the Series B Preferred will vote together with the Shares on an as-converted basis based on the number of Shares into which such shares of Series B Preferred are then convertible; provided that no holder of Series B Preferred may exercise its voting rights thereof in excess of the Ownership Limitation, Change of Control Cap and the Exchange Cap as of the record date. In addition, as set forth in the Certificate of Designation, for so long as at least 20% of the shares of Series B Preferred issued to the Investors remain outstanding, the Issuer may not take certain actions without first obtaining approval of the holders of a majority of the then outstanding Series B Preferred.

The Warrants have an exercise price equal to the Tranche 1 Conversion Price (subject to adjustment as provided therein) and expire seven years from the date of the Tranche 1 Closing or upon a change of control of the Issuer. The Warrants are exercisable on or after the earlier of (a) immediately prior to a change of control of the Issuer and (b) March 24, 2024 (the earlier of (a) and (b), the “Warrant Exercise Date”); provided that prior to Stockholder Approval, exercise of the Warrants is subject to the Ownership Limitation, the Change of Control Cap and the Exchange Cap. If the Issuer consummates (i) the Tranche 2 Closing or (ii) a qualified financing transaction on or prior to December 31, 2023 in which the Investors have been irrevocably offered in writing an allocation of at least $15 million, the number of Shares underlying the Warrants will automatically be reduced to an aggregate of 1,000,000 Shares. In the event of such reduction, Velan Master’s Warrants will be reduced to an aggregate of 500,000 Shares.

So long as an Investor, respectively, owns a number of Shares equal to at least 25% of the Shares purchased by such Investor pursuant to the Purchase Agreement (on an as-converted basis), such Investor is entitled to certain participation rights if the Issuer elects to offer or sell new securities in either a private or public offering.

Effective as of the Tranche 1 Closing, for so long as Velan Master or Caligan, respectively, beneficially holds 50% or more of the Shares (calculated on an as-converted basis based on the then-applicable conversion price) such Investor acquired pursuant to the Purchase Agreement, such Investor shall have the right to designate up to one director for election to the board of directors (the “Board” and such right the “Board Designation Right”). Effective as of the Tranche 2 Closing, the original Investors shall have the right to designate one additional individual mutually agreed upon and designated by such Investors for election to the Board; provided, however, that such designation rights shall be subject to and limited by provisions of applicable Nasdaq listing rules. To the extent any Investor is affiliated with another Investor, such designation right shall apply collectively to such affiliated Investors. Accordingly, and based in part upon the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board appointed Mike Kaseta and Adam Morgan to the Board on March 24, 2023, as a designee of Caligan and Velan Master, respectively.

So long as either Investor retains the Board Designation Right, the Issuer shall invite a designee of the Investors, to be mutually agreed upon and designated by the Investors (or, if only one Investor retains the Board Designation Right, a designee designated by such Investor) to attend all meetings of the Board in a nonvoting observer capacity. The initial observer designated by the Investors is David Johnson. Notwithstanding the foregoing, no Investor shall have any observer rights following the Tranche 2 Closing.

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CUSIP No. 016259202

Effective as of the Tranche 1 Closing, directors Jim Largent and Roger Sawhney, M.D. resigned from the Board. Effective as of the Tranche 2 Closing, one additional incumbent director shall resign from the Board. The Issuer has also agreed to reduce its Board to seven members no later than its 2024 annual meeting of stockholders, and to submit a proposal to its stockholders at such meeting to declassify the structure of the Board on a phased-in basis, such that if adopted, all members of the Board will be annually elected beginning with the Issuer’s 2026 annual meeting of stockholders.

In connection with the PIPE Transaction, on March 24, 2023, the Issuer and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”), whereby the Issuer is required to file a shelf registration statement pursuant to the Securities Act of 1933, as amended, to register for resale the Shares issuable upon conversion of the Series B Preferred issued or issuable pursuant to the Purchase Agreement and the Shares issuable upon exercise of the Warrants.

The foregoing descriptions of the Purchase Agreement, the Certificate of Designation, the Warrant and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, the Certificate of Designation, the Warrant and the Registration Rights Agreement, which are included as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, hereto and are incorporated by reference herein.

Other than in Mr. Morgan’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein; however, the Reporting Persons, at any time and from time to time, may review, reconsider and change their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 7,013,013 Shares outstanding as of March 24, 2023, which is the total number of Shares outstanding as reported in Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2023, and assumes the exercise of the reported Warrants, subject to the Ownership Limitation.

As more fully explained in Item 4 above, the Warrants are not exercisable until the Warrant Exercise Date. Pursuant to the terms of the Warrants, once exercisable, the Reporting Persons cannot exercise any of the Warrants if the Reporting Persons would beneficially own, after any such exercise, more than the Ownership Limitation. While not currently exercisable, the ownership and percentages set forth herein for each of the Reporting Persons assumes that the Warrants are exercisable and gives effect to the Ownership Limitation.

As of the date hereof, Velan Master directly beneficially owns 748,838 Shares (including 491,085 Shares underlying Warrants), constituting approximately 9.98% of the Shares outstanding.

As of the date hereof, Mr. Morgan directly beneficially owns 912 Shares (consisting of Shares underlying certain options exercisable within 60 days of the date hereof), constituting less than 1% of the Shares outstanding.

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CUSIP No. 016259202

Velan GP, as the general partner of Velan Master, may be deemed to beneficially own the 748,838 Shares beneficially owned by Velan Master, constituting approximately 9.98% of the Shares outstanding. Velan Capital, as the investment manager of Velan Master, may be deemed to beneficially own the 748,838 Shares beneficially owned by Velan Master, constituting approximately 9.98% of the Shares outstanding. Velan IM GP, as the general partner of Velan Capital, may be deemed to beneficially own the 748,838 Shares beneficially owned by Velan Master, constituting approximately 9.98% of the Shares outstanding. Mr. Venkataraman, as a Managing Member of each of Velan GP and Velan IM GP, may be deemed to beneficially own the 748,838 Shares beneficially owned by Velan Master, constituting approximately 9.98% of the Shares outstanding.

Mr. Morgan, as a Managing Member of each of Velan GP and Velan IM GP, may be deemed to beneficially own the 748,838 Shares beneficially owned by Velan Master, which, together with the 912 Shares he beneficially owns directly, constitutes an aggregate of 749,750 Shares, constituting approximately 9.99% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of Velan Master, Velan GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman may be deemed to share the power to vote and dispose of the Shares owned by Velan Master.

Mr. Morgan has the sole power to vote and dispose of the Shares owned by him.

(c)       Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days. Pursuant to the Purchase Agreement, at the Tranche 1 Closing on March 24, 2023, Velan Master purchased 6,000 shares of Series B Preferred and Warrants to purchase 2,857,143 Shares for $6,000,000. On March 26, 2023, in connection with his service as a director of the Issuer, Mr. Morgan was awarded options to purchase 1,825 Shares, as further explained in Item 6 below.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure with respect to the PIPE Transaction set forth in Item 4 above, including the descriptions of the Purchase Agreement, the Certificate of Designation, the Warrant and the Registration Rights Agreement, is incorporated herein by reference.

Mr. Morgan has been awarded options to purchase 1,825 Shares in his capacity as a director of the Issuer. Such options, which have an exercise price of 1.85 per Share (representing the closing price of the Shares on the first trading day after the grant of options), vest monthly and become exercisable in equal monthly installments beginning on April 12, 2023 and ending on July 12, 2023, with the final installment adjusted as necessary to avoid any fractional shares in any installment.

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On March 31, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Securities Purchase Agreement, dated as of March 24, 2023 (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2023).
99.2	Certificate of Designation of Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2023).
99.3	Form of Warrant to Purchase Common Stock (incorporated herein by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2023).
99.4	Registration Rights Agreement, dated as of March 24, 2023 (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2023).
99.5	Joint Filing Agreement, dated March 31, 2023.

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CUSIP No. 016259202

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2023

Velan Capital Master Fund LP

By:	Velan Capital Holdings LLC General Partner

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Holdings LLC

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Investment Management LP

By:	Velan Capital Management LLC General Partner

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

Velan Capital Management LLC

By:	/s/ Adam Morgan
	Name:	Adam Morgan
	Title:	Managing Member

/s/ Adam Morgan
Adam Morgan

/s/ Balaji Venkataraman
Balaji Venkataraman

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